Exhibit 12.1

West Bancorporation, Inc.
Ratio of Earnings to Fixed Charges

	Nine Months
	Ended	Year Ended December 31
(dollars in thousands)	September 30, 2008	2007	2006	2005	2004	2003

Excluding Interest on Deposits:
Income before income taxes	$6,400	$27,396	$28,535	$29,470	$28,185	$26,083
Fixed charges:
Interest expense	7,967	13,672	9,200	9,161	6,510	5,389
1/3 of net rent expense	395	542	498	331	294	258
Total fixed charges	8,362	14,214	9,698	9,492	6,804	5,647
Preferred dividend requirement	-	-	-	-	-	-
Fixed charges and preferred dividends	$8,362	$14,214	$9,698	$9,492	$6,804	$5,647
Earnings	$14,762	$41,610	$38,233	$38,962	$34,989	$31,730
Ratio of earnings to fixed charges	1.77	2.93	3.94	4.10	5.14	5.62
Ratio of earnings to fixed charges and preferred dividends	1.77	2.93	3.94	4.10	5.14	5.62

Including Interest on Deposits
Income before income taxes	$6,400	$27,396	$28,535	$29,470	$28,185	$26,083
Fixed charges:
Interest expense	23,881	43,823	40,669	25,102	13,952	11,139
1/3 of net rent expense	395	542	498	331	294	258
Total fixed charges	24,276	44,365	41,167	25,433	14,246	11,397
Preferred dividend requirement	-	-	-	-	-	-
Fixed charges and preferred dividends	$24,276	$44,365	$41,167	$25,433	$14,246	$11,397
Earnings	$30,676	$71,761	$69,702	$54,903	$42,431	$37,480
Ratio of earnings to fixed charges	1.26	1.62	1.69	2.16	2.98	3.29
Ratio of earnings to fixed charges and preferred dividends	1.26	1.62	1.69	2.16	2.98	3.29